UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No 2)

DIASYS CORPORATION
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

252838107
(CUSIP Number)

Richard T. Keppelman, Esq.
Levy & Droney, P.C.
74 Batterson Park Road
Farmington, Connecticut 06032
860-676-3132
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 22, 2004
(Date of Event which Requires Filing of this Statement)

               If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

               Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

               The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO: 252838107	13D	Page 1 of 5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) MORRIS SILVERMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,730,568
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 4,730,568
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,730,568
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.6%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO: 252838107	13D	Page 2 of 5

Item 1.	Security and Issuer.

               This statement relates to the common stock, $.001 par value (the "Common Stock") of DiaSys Corporation, a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive office is 81 West Main Street Waterbury, Connecticut 06702.

Item 2.	Identity and Background.

               (a) (b) Morris Silverman is an individual with a business address at MS Management Corp., 790 Estate Drive Suite 100, Deerfield, IL 60015.

               (c) Mr. Silverman has served on the Company's Board of Directors since November 2002 and currently serves as Chairman of the Board. Mr. Silverman is the majority owner and Chairman of the Board of M.S. Management Corporation, a private finance company with over 250 branches nationwide. Mr. Silverman has several years of experience in strategic planning and operations within and outside the medical community. He served as the Chairman of Medical Financial Services, Inc., an accounting and receivable financing company for the medical profession from 1975 to 1985. Prior thereto, Mr. Silverman served as Vice President of Operations for Petrie Stories, a New York Stock Exchange-listed company. Mr. Silverman received a B.S. degree in business administration and accounting from the University of Illinois in 1954.

                (d)(e)(f) During the last five years, Mr. Silverman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Silverman was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Silverman is a United States Citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

                Securities of the issuer were acquired with Mr. Silverman's personal funds and as a result of the transactions described in Item 5 below.
Item 4.	Purpose of Transaction.

                Mr. Silverman's original purchases of the Company's Common Stock were effected primarily for investment purposes. Subsequent transactions were effected primarily to provide working capital for the Company and to fund the settlement of certain legal proceedings brought against the Company by Mr. Todd DeMatteo, as describe in Item 5 below and in prior reports by the Company to the Securities and Exchange Commission.

CUSIP NO: 252838107	13D	Page 3 of 5

Item 5.	Interest in Securities of the Issuer.

                (a) (b) Mr. Silverman owns 4,730,568 shares of Common Stock of the Issuer representing 28.86% of the total issued and outstanding stock. Mr. Silverman has sole power to vote or direct the vote, and sole power to dispose of or direct the disposition of all such shares.

                (c) On August 12, 2004, Mr. Morris Silverman loaned $475,000 to the Company in order to provide working capital and fund the initial installment due to Todd DeMatteo under the Settlement Agreement and General Release dated as of July 16, 2004. Such loan was evidenced by the Company's 6% Convertible Promissory Note, which, by its terms, was convertible into shares of the Company's Common Stock at $.43 per share, which was the closing price of the Company's Common Stock on the American Stock Exchange on the day preceding such loan. On September 9, 2004, Mr. Silverman loaned an additional $120,316.47 to the Company to fund the balance of amounts owed to Mr. DeMatteo. Such loan was evidenced by a second 6% Convertible Promissory Note, convertible at $.38 per share, which was the closing price of the Company's Common Stock on the day preceding such loan. Both such loans were governed by a Loan and Security Agreement between the Company and Mr. Silverman pursuant to which Mr. Silverman received a security interest in the Company's assets and was issued 118,750 and 30,079 shares of the Company's Common Stock as additional consideration for the making of the respective loans.

                On September 9, 2004, Mr. Silverman converted both of such loans into Common Stock in accordance with the terms of the respective Convertible Promissory Notes, resulting in the issuance to Mr. Silverman of 1,109,736 and 316,622 shares of Common Stock. Such shares were issued to Mr. Silverman on or about September 22, 2004.

                As of June 30, 2004 Mr. Silverman was owed $37,500 as compensation for his services to the Company during the six-month period ended June 30, 2004. Effective August 17, 2004, Mr. Silverman agreed to accept, in lieu of cash payment, the issuance to him of shares of Common Stock of the Company at the closing price of the Company's Stock on the American Stock Exchange on the preceding day, which was $.47 per share, resulting in the issuance of 162,031 shares to Mr. Silverman. Such shares were issued to Mr. Silverman on or about September 6, 2004.

                (d) Not applicable

                (e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                None

CUSIP NO: 252838107	13D	Page 4 of 5

Item 7.	Material to be Filed as Exhibits.

Number	Description of Document
1	Loan and Security Agreement dated as of August 12, 2004 between the Registrant and Morris Silverman (Incorporated by reference to Exhibit10.6 to the Issuer's Annual Report on Form 10-KSB filed on September 29, 2004)
2	Indemnification and Mutual Contribution Agreement dated as of August 12, 2004 among Morris Silverman, Gregory Witchel, Robert M. Wigoda, Howard M. Bloom, Jeffrey B. Aaronson and the Issuer (Incorporated by reference to Exhibit10.7 to the Issuer's Annual Report on Form 10-KSB filed on September 29, 2004)
3	Convertible Promissory Note dated as of August 12, 2004 payable to Morris Silverman in the amount of $475,000 (Incorporated by reference to Exhibit10.8 to the Issuer's Annual Report on Form 10-KSB filed on September 29, 2004)
4	Convertible Promissory Note dated as of September 9, 2004 payable to Morris Silverman in the amount of $120,316.47 (Incorporated by reference to Exhibit10.9 to the Issuer's Annual Report on Form 10-KSB filed on September 29, 2004)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2004

By:	S/MORRIS SILVERMAN
Morris Silverman

CUSIP NO: 252838107	13D	Page 5 of 5